As filed with the U.S. Securities and Exchange Commission on  August 8, 2016
 Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(Exact name of issuer of deposited securities as specified in its charter)

HONDA MOTOR CO., LTD.
(Translation of issuer's name into English)

Japan
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, Floor 12, New York, NY, 10004
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

Honda North America, Inc.
156 West 56th Street, 20th Floor
New York, New York 10019
(212)707-9920
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing
☐	on (Date) at (Time)

      If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one share of Common Stock of Honda Motor Co. Ltd.	100,000,000 American Depositary Shares	$0.05	$5,000,000	$503.50
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as Exhibit (a)(6) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (14) and (15)

	(iii)	Collection and distribution of dividends	Paragraphs (7) and (12)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (15) and (17)

	(v)	Sale or exercise of rights	Paragraphs (7) and (13)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (7), (12), (13) and (16)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (9) and (21)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (17)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (3), (4), (5), (6) and (7)

	(x)	Limitation upon the liability of the Depositary	Paragraphs (18) and (19)

(3)	Fees and Charges		Paragraph (10)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Honda Motor Co. Ltd. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (24)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement.  Form of Deposit Agreement dated as of December 19, 1962, as amended and restated as of October 1, 1982 (including changes from Amendment to Deposit Agreement dated as of April 1, 1989, the "Deposit Agreement") among the Company, Morgan Guaranty Trust Company of New York (now JPMorgan Chase Bank, N.A.), as Depositary, and all owners and holders from time to time of American Depositary Receipts and European Depositary Receipts issued thereunder (incorporated by reference to Exhibit (a)(i) to the Registration Statement on Form F-6, File No. 33-91842, filed on May 1, 1995).

(a)(2)
Form of Amendment No. 2 to the Deposit Agreement dated as of April  , 1995 (incorporated by reference to Exhibit (a)(ii) to the Registration Statement on Form F-6, File No. 33-91842),filed on May 1, 1995.

(a)(3)
Form of Amendment No. 3 to the Deposit Agreement dated as of January  , 2002 (incorporated by reference to Exhibit (a)(1) to the Registration Statement on Form F-6, File No. 333-14228, filed on December 20, 2001.

(a)(4)
Form of Amendment N. 4 to the Deposit Agreement dated as of June    , 2006 (incorporated by reference to Exhibit (a) to the Post-Effective Amendment to Registration Statement on Form F-6, File No. 333-114874, filed on June 28, 2006.

(a)(5)	Form of Amendment No. 5 to Deposit Agreement dated as of June , 2007 (incorporated by reference to Exhibit (a)(1) to the Registration Statement on Form F-6, 333-143589, filed on June 8, 2007).

(a)(6)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(6).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on  August 8, 2016.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Honda Motor Co., Ltd. (Honda Giken Kogyo Kabushiki Kaisha) certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan on August 8, 2016.

HONDA MOTOR CO., LTD.
(Honda Giken Kogyo Kabushiki Kaisha)

By:	/s/ Takahiro Hachigo
Name:	Takahiro Hachigo
Title:	Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Takahiro Hachigo, Seiji Kuraishi, and Kohei Takeuchi, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of August 8, 2016.

Name	Title

/s/Takahiro Hachigo	President and Representative Director
Takahiro Hachigo	(Chief Executive Officer)

/s/Seiji Kuraishi	Executive Vice President, Executive Officer
Seiji Kuraishi	and Representative Director

/s/Yoshiyuki Matsumoto	Senior Managing Officer and Director
Yoshiyuki Matsumoto

/s/Yoshi Yamane	Senior Managing Officer and Director
Yoshi Yamane

/s/Kohei Takeuchi	Senior Managing Officer and Director
Kohei Takeuchi	(Chief Financial Officer)

/s/Takashi Sekiguchi	Managing Officer and Director
Takashi Sekiguchi

Director
Hideko Kunii

Director
Motoki Ozaki

Director and Adviser
Takanobu Ito

/s/Shinji Aoyama	Operating Officer and Director
Shinji Aoyama

/s/Noriya Kaihara	Operating Officer and Director
Noriya Kaihara

/s/Kazuhiro Odaka	Operating Officer and Director
Kazuhiro Odaka

/s/Masayuki Igarashi	Operating Officer and Director
Masayuki Igarashi

/s/Akihisa Ito	Authorized Representative in the United States
Akihisa Ito

INDEX TO EXHIBITS

Exhibit Number

(a)(6)	Form of American Depositary Receipt

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 Certification